July 9, 2025

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara, 47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Post Effective Amendment No. 2 to Registration Statement on Form F-1 Filed July 2, 2025
           File No. 333-284322
Dear Gerard Kim Meng Lim:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2025 letter.

Post Effective Amendment No. 2 to Registration Statement on Form F-1 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1. We note your response to comment 3 and the revisions. Please provide us your calculation of the gross profit margins for farm solutions and for fresh produce sales in fiscal years 2023 and 2024, respectively.
Critical Accounting Estimates, page 47

2. We note your response to comment 5, and we reissue the comment in part. Specifically with reference to the Expected Credit Loss (ECL) on Trade
Receivables,
       you disclosed on page F-10 that the ECL is estimated based on historical data, current condition and forecasts of future economic condition, and factors specific to the debtors. This suggests that significant judgements is involved in areas such as
 July 9, 2025
Page 2

       determining when there has been a significant increase in credit risk, selecting an appropriate models, and establishing the underlying assumptions used in the measurement of ECL. In addition, we note a substantial increase in accounts
       receivables in fiscal year 2024, with a majority of the balance recorded in the fourth quarter and a significant portion related to new customers. Your accounting policies in the aforementioned areas involve estimates that could materially affect your financial condition or results of operations. As such, please revise your disclosure to include
       Expected Credit Loss on Trade Receivables as a critical accounting estimate. Your disclosure should describe any specific uncertainties related to the estimation or assumptions used and discuss the reasonably possible impact on your financial statement of resolving these uncertainties or updating the estimates based on the new information available after the reporting period. Please refer to Item 5.E. of Form 20-F and Section V of SEC Release No. 33-8350 for further guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Conlon Danberg at 202-551-4466 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ross D. Carmel, Esq.